06006456

RECEIVED APR 07 2006 SEC MAIL PROCESSING WASH. D.C. SECTION 160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Talbot Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7770 Jefferson St NE
(No. and Street)

Albuquerque (City) New Mexico (State) 87109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trace Salley (505) 828-4006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue Suite 1800 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 6/20/06

OATH OR AFFIRMATION

I, John Brackett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Talbot Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Talbot Financial Services, Inc.

(An Indirect Majority Owned Subsidiary of Hub International Limited)

Financial Statements and Supplementary Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the Year Ended December 31, 2005 With Report of Independent Auditors

JURAT

State of California
County of Contra Costa } ss.

Subscribed and sworn to (or affirmed) before me this 4th (Date) day of April (Month), 2006 (Year), by

(1) John L. Brackett
Name of Signer(s)

(2) ____________________
Name of Signer(s)

LOIS A. SHAW
Commission # 1423935
Notary Public - California
Contra Costa County
My Comm. Expires Jul 7, 2007

Lois A. Shaw
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: Dec. 31, 2005 Number of Pages: 1

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Board of Directors and Shareholder of
Talbot Financial Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Talbot Financial Services, Inc. (the "Company") at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 29, 2006

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	1,663,854
Concessions receivable		100,686
Receivable from affiliates		631,036
Prepaid expenses		69,687
Furniture and equipment, at cost, less accumulated depreciation of $153,461		126,102
Deferred tax asset		14,805
Total assets	$	2,606,170
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts and commissions payable	$	173,073
Payable to affiliates		766,487
Payable to Parent for federal income taxes		209,831
Deferred tax liability		1,002
Total liabilities		1,150,393
Shareholder's equity:		
Common stock, no par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding		-
Additional paid-in capital		750,000
Retained earnings		705,777
Total shareholder's equity		1,455,777
Total liabilities and shareholder's equity	$	2,606,170

The accompanying notes are an integral part of these financial statements.

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Statement of Income
For the Year Ended December 31, 2005

Revenues:	
Dealers' concessions income:	
Fixed annuity products	$ 766,296
Variable annuity products	629,549
Mutual funds	1,767,085
Individual life	379,867
AUM revenues	1,289,068
Interest and other income, net	202,252
Total revenues	5,034,117
Expenses:	
Commissions:	
Fixed annuity products	99,832
Individual life	83,630
Employee compensation and benefits	3,050,525
Administrative and other	1,623,333
Total expenses	4,857,320
Income before provision for income taxes	176,797
Provision for income taxes	102,836
Net income	$ 73,961

The accompanying notes are an integral part of these financial statements.

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)

Statement of Shareholder's Equity

For the Year Ended December 31, 2005

	Common Stock Issued		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2004	-	$ -	$ 750,000	$ 1,631,816	$ 2,381,816
Dividend	-	-	-	(1,000,000)	(1,000,000)
Net income	-	-	-	73,961	73,961
Balance, December 31, 2005	-	$ -	$ 750,000	$ 705,777	$ 1,455,777

The accompanying notes are an integral part of these financial statements.

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income	$	73,961
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		44,732
Deferred tax expense		(19,239)
Changes in assets and liabilities:		
Decrease in concessions receivable		385,536
Increase in receivable from affiliates		(611,770)
Increase in prepaid expenses		(1,252)
Increase in accounts and commissions payable		52,978
Increase in payable to affiliates		738,133
Increase in payable to Parent for federal income taxes		15,036
Net cash provided by operating activities		678,115
Cash flows from investing activities:		
Purchases of furniture and equipment		(99,107)
Net cash used in investing activities		(99,107)
Cash flows from financing activities:		
Dividends paid		(1,000,000)
Net cash used in financing activities		(1,000,000)
Net change in cash		(420,992)
Cash, beginning of year		2,084,846
Cash, end of year	$	1,663,854
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income tax payments (paid to Parent)	$	97,032

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Talbot Financial Services, Inc. (the "Company") is a wholly owned subsidiary of Talbot Agency, Inc. (the "Parent"), which is an 80% owned subsidiary of Hub International Limited. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as a full-time limited securities broker-dealer.

The Company does business under the name of Talbot Financial Network ("TFN"), whereby concessions income is generated from sales of fixed annuity, variable annuity products, individual life products, mutual funds, and assets under management revenues.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Cash
Cash consists of balances on hand and on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's ("FDIC") insurance limits. The Company is exposed to credit risk from cash deposits not insured by the FDIC. At December 31, 2005, uninsured deposits totaled $1,603,734.

Concession Income and Commission Expense
Dealers' concession income and the related commission expense are recorded on the trade date as security transactions occur.

Furniture and Equipment
Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Advertising Costs
The Company expenses advertising costs as incurred. During the year ended December 31, 2005, the Company expensed $27,049 of advertising costs.

Income Taxes
The Company is included in the consolidated federal income tax return filed by HUB US Holdings, Inc. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing current enacted tax laws and rates. Deferred tax assets and liabilities are recorded to reflect tax consequences on future years of temporary differences of revenue and expense items for financial reporting and income tax purposes. A valuation allowance is established, when necessary, to

reduce deferred tax assets to the amount estimated by management to be realizable. At December 31, 2005, the Company did not record a valuation allowance.

2. Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2005:

	Estimated Useful Life	2005
Furniture and fixtures	7 years	$ 130,474
Computer equipment and software	5 years	149,089
		279,563
Less - Accumulated depreciation		153,461
		$ 126,102

Depreciation expense was $44,732 for the year ended December 31, 2005 and is included in administrative and other expense in the accompanying statement of income.

3. Related Party Transactions

The Company is charged for its share of certain payroll and other operational expenses incurred by the Parent and affiliates of the Company related to operating and support functions. Such expenses amounted to $3,050,522 in 2005, of which there was no payable at year end. These charges are accounted for as employee compensation and benefits expenses in the statement of income. The Company also received services from Hub International Limited in connection with information technology and legal, accounting and sales support for a total expense of $195,529 for the year ended December 31, 2005.

The Company, from time to time, pays expenses on behalf of, or has expenses such as insurance and audit fees paid on its behalf by, subsidiaries of the Parent (the "Affiliates"). At December 31, 2005, $631,036 was receivable from affiliates and $766,487 was payable to affiliates.

4. Income Taxes

The current and deferred tax portions of the income tax provision are as follows:

Current tax expense	$ 122,075
Deferred tax expense	(19,239)
Income tax provision	$ 102,836

The deferred tax assets and liabilities relate to temporary differences in the accounting treatment of accrued expenses and reserves for financial reporting and income tax purposes. The principal difference between the enacted tax rate and the Company's effective tax rate results from nondeductible meals and entertainment expenses, state income taxes and provision to return adjustments.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c-1"), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2005, the Company had net capital of $513,461, which was $436,768 in excess of its required net capital of $76,693. The Company's ratio of aggregate indebtedness to net capital was 2.24 to 1.

6. Benefits

The Company's employees participate in a 401(k) plan sponsored by the Parent which covers certain of its full-time employees. The plan includes matching contributions by the Company subject to certain limitations. The aggregate matching contributions to the plan for the year ended December 31, 2005, were $60,759.

7. Commitments and Contingencies

The company leases its office facilities and equipment under operating leases with expiration dates through 2009. Certain leases provide for renewal options. Future minimum rentals at December 31, 2005 are as follows:

Year Ending December 31		Amount
2006	$	424,087
2007		123,247
2008		66,581
2009		18,707
Total	$	632,622

8. Subsequent Events

Subsequent to December 31, 2005, the Company sold a substantial portion of its operating assets to management of the Company. Additionally, TFSI filed form BDW with the NASD on January 26, 2006, formally withdrawing its registration as a broker-dealer from the NASD.

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Schedule I – Supplemental Statement Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 As of December 31, 2005

Net capital:		
Total shareholders' equity from statement of financial condition	$	1,455,777
Nonallowable assets		942,316
Total net capital		513,461
Computation of aggregate indebtedness net capital requirement		
Required minimum net capital:		
The greater of $5,000 or 6-2/3% of aggregate indebtedness		76,693
Excess net capital	$	436,768
Aggregate indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition	$	1,150,393
Ratio of aggregate indebtedness to net capital		2.24:1

(1) Differences between the above computation and that filed by the Company on its unaudited Forms X-17a-5 as of December 31, 2005 are due to adjustments made in connection with the audit.

Talbot Financial Services, Inc.
(An Indirect Majority Owned Subsidiary of Hub International Limited)
Schedule II - Statement Regarding SEC Rule 15c3-3
As of December 31, 2005

The Company does not carry customer accounts and is exempt from the provisions of SEC Rule 15c3-3 under paragraph (K)(1) because the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies, and/or variable life insurance or annuity products, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
Talbot Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Talbot Financial Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 29, 2006